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                                                             EXHIBIT 99


       CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. We believe it is in the best interest of our shareowners to use these provisions in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise. Forward-looking statements include our business plans; the potential for the development, regulatory approval, and public acceptance of new products; other factors that could affect our future operations or financial position; and other statements that are not matters of historical fact. Such statements often include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.
     Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

COMPETITION FOR ROUNDUP(R)
The family of Roundup(R) herbicides is a major product line. Patents protecting Roundup(R) in several countries expired in 1991, and compound per se patent protection for the active ingredient in Roundup(R) herbicide expired in the United States in September 2000. These herbicides are likely to face increasing competition in the future. We believe that we can compensate for increased competition both within and outside the United States and continue to increase revenues and profits from Roundup(R) through a combination of (1) marketing strategy, (2) pricing strategy, and (3) decreased production costs.

* MARKETING STRATEGY: We expect to increase sales for Roundup(R) by focusing on brand premiums, providing unique formulations and services, offering integrated seed and biotech solutions through cross selling and the growth and introduction of Roundup Ready(R) crops, and continuing to encourage the practice of conservation tillage. The success of our Roundup(R) marketing strategy will depend on the continued expansion of conservation tillage practices and our ability to realize and promote cost and production benefits of our product packages, and to introduce new Roundup Ready(R) crops.

* PRICING STRATEGY: We have significantly reduced the sales price of Roundup(R) in the United States and around the world. This price elasticity strategy is designed to increase demand for Roundup(R) by making Roundup(R) more economical, encouraging both new uses of the product and expansion of the number of acres treated. Our experience in numerous markets worldwide has been that price reductions have stimulated volume growth. However, such volume increases also may have been influenced by a variety of other factors, such as weather; launch of new products including Roundup Ready(R) crops; competitive products and practices; and an increase in agricultural acres planted. Conditions, and therefore volume trends experienced to date, may or may not continue.

* PRODUCTION COST DECREASES: We also believe that increased volumes and technological innovations will lead to efficiencies that will reduce the production cost of glyphosate. As part of this strategy, we have entered into agreements to supply glyphosate to other herbicide producers. Such cost reductions will depend on realizing such increased volumes and innovations, and securing the resources required to expand production of Roundup(R).

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REALIZATION AND INTRODUCTION OF NEW PRODUCTS
Our ability to develop and introduce to market new products, particularly new agricultural biotechnology products, will be dependent, among other things, upon the availability of sufficient financial resources to fund research and development needs; the success of our research efforts; our ability to gain consumer acceptance and regulatory approvals; the demonstrated effectiveness of our products; our ability to produce new products on a large scale and to market them economically; our ability to develop, purchase or license required technology; and the existence of sufficient distribution channels.

GOVERNMENTAL AND CONSUMER ACCEPTANCE
The commercial success of agricultural and food products developed through biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. We continue to work with consumers, customers and regulatory bodies to encourage understanding of agricultural biotechnology products. Biotechnology has enjoyed and continues to enjoy substantial support from the scientific community, regulatory agencies and many governmental officials around the world. However, public attitudes may be influenced by claims that genetically modified plant products are unsafe for consumption or pose unknown risks to the environment or to traditional social or economic practices, even if such claims have little or no scientific basis. Securing governmental approvals for, and consumer confidence in, such products poses numerous challenges, particularly outside the United States. Some countries also have labeling requirements. In some markets, because these crops are not yet approved for import, growers in other countries may be restricted from introducing or selling their grain. Because some markets have not approved these products, a few companies in the food industry have offered premiums for non-genetically-modified crops, or have refused to purchase crops grown from seeds developed through biotechnology. Concerns about marketability of these products may also deter farmers from planting them, even in countries where planting has been approved. These concerns have recently prompted agriculture officials in some states to propose prohibitions on planting genetically modified wheat, which is one of our pipeline products. The development and sales of our products have been, and may in the future be, delayed or impaired because of adverse public perception or regulatory concerns about the safety of our products and the potential effects of these products on other plants, animals, human health and the environment.

REGULATORY APPROVALS
The field testing, production and marketing of our products are subject to extensive regulations and numerous government approvals, which vary widely among jurisdictions. Obtaining necessary regulatory approvals can be time-consuming and costly, and there is no guarantee of success. Regulatory authorities can block the sale or importation of our products, order recalls, or prohibit planting of seeds containing our technology. As agricultural biotechnology evolves, new unanticipated restrictions may be imposed. In addition, future international agreements such as the Cartagena Protocol on Biosafety, which is in the ratification process, may also affect the treatment of biotechnology products.

SEED QUALITY
The detection of unintended (adventitious) biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced could negatively impact our business or results of operations, or result in governmental regulatory compliance actions such as crop destruction or product recalls. For instance, the presence of Roundup(R) tolerance in conventional canola seed in the European Union resulted in government-mandated destruction of growing crops in some countries, and more recently, the reported presence of a competitor's Bt gene not approved for food use in taco shells in the United States has resulted in government scrutiny and a nationwide product recall. Concerns about seed quality related to biotechnology could also lead to additional regulations on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product. However, we and others in the industry are seeking the establishment of explicit threshold levels for the adventitious presence of biotechnology traits. Although we believe that such thresholds are implicit in existing laws, the establishment of explicit thresholds would clearly render adventitious presence acceptable if it is below the established threshold amounts.

INTELLECTUAL PROPERTY
We have devoted significant resources to obtaining and maintaining our intellectual property rights, which are material to our business. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions, Plant Variety Protection Act registrations and licensing arrangements to establish and protect our intellectual property. We seek to preserve our intellectual property rights and to operate without infringing the proprietary rights of third parties. Intellectual property positions are becoming increasingly important within the agricultural biotechnology industry.

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     There is some uncertainty about the value of available patent protection in certain countries outside the United States. Moreover, the patent positions of biotechnology companies involve complex legal and factual questions. Rapid technological advances and the number of companies performing such research can create an uncertain environment. Patent applications in the United States are kept confidential, and outside the United States, patent applications are published 18 months after filing. Accordingly, competitors may be issued patents from time to time without any prior warning to us. That could decrease the value of similar technologies that we are developing. Because of this rapid pace of change, some of our products may unknowingly rely on key technologies already patent-protected by others. If that should occur, we must obtain licenses to such technologies in order to continue to use them.
     Certain of our seed germplasm and other genetic material, patents, and licenses are currently the subject of litigation and additional future litigation is anticipated. Although the outcome of such litigation cannot be predicted with certainty, we will continue to defend and litigate our positions vigorously. We believe that we have meritorious defenses and claims in the pending suits.

TECHNOLOGICAL CHANGE AND COMPETITION
Many companies are engaged in plant biotechnology research. Technological advances by others could render our products less competitive. In addition, the ability to be first to market a new product can result in a significant competitive advantage. We believe that competition will intensify, not only from agricultural biotechnology firms but from major agrichemical, seed and food companies with biotechnology laboratories. Some of our agricultural competitors have substantially greater financial, technical and marketing resources than we do.

PLANTING DECISIONS AND WEATHER
Our business is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and grower decisions about purchases of seeds, traits and herbicides. As they have for the last three years, crop commodity prices continue to be at historically low levels. There can be no assurance that this trend will not continue. These lower commodity prices affect growers' decisions about the types and amounts of crops to plant and may negatively influence sales of our herbicide and seed products.

NEED FOR SHORT-TERM FINANCING
Like many other agricultural companies, we regularly extend credit to our customers to enable them to acquire agricultural chemicals and seeds at the beginning of the growing season. Our credit practices, combined with the seasonality of our sales, make us dependent on our ability to obtain substantial short-term financing to fund our cash flow requirements and on our ability to collect customer receivables. Our need for short-term financing typically peaks in the second quarter. Downgrades in our credit rating or other limitations on our ability to access short-term financing, including our ability to refinance our short-term debt as it becomes due, would increase our interest costs and adversely affect our sales and our profitability.

LITIGATION
We are involved in numerous major lawsuits regarding contract disputes, intellectual property issues, biotechnology, antitrust allegations and other matters. Adverse outcomes could subject us to substantial damages or limit our ability to sell our products.

MARKETS OUTSIDE THE UNITED STATES
Sales outside the United States make up a substantial portion of our revenues and we intend to continue to explore international sales opportunities actively. Challenges we may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, climatic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements. Weakened economies may cause future sales to decrease because customers may purchase fewer goods in general, and also because imported products could become more expensive for customers to purchase in their local currency. Changes in exchange rates may affect our earnings, the book value of our assets outside the United States, and our equity.


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